UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Dismissal of Securities Class Action

On December 20, 2011, the United States District Court for the Southern District of New York entered an order dismissing a proposed shareholder class action lawsuit filed against Mindray Medical International Limited (the “Company”) and certain of its officers and directors on July 21, 2011. The complaint had alleged that between January 11, 2010, and August 9, 2010, the Company made a series of materially false and misleading statements or omissions about its business, operations, and prospects in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
Name: Alex Lung
Title: Chief Financial Officer

Date: December 21, 2011